Exhibit 99.2

Santiago, April 20, 2023

GG/ 103 /2023

Mrs.

Solange Berstein Jáuregui

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

Dear Mrs. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the following Material Event:

In the Annual General Shareholders’ Meeting of Banco Itaú Chile (the “Bank”) held today, shareholders agreed, among others matters, the following:

1.- To renew in its entirety the Bank’s board of directors. Consequently, the following seven principal members and one alternate member were appointed, as provided in the Bank’s by-laws:

Board Members:

1. Diego Fresco Gutiérrez

2. Matias Granata

3. Milton Maluhy Filho

4. Pedro Paulo Giubbina Lorenzini

5. Pedro Samhan Escándar

6. Ricardo Villela Marino

7. Luis Octavio Bofill Genzsch

Alternate Board Member:

1. Rogerio Carvalho Braga

It is noted herein that the board members, Mr. Pedro Samhan Escándar and Mr. Luis Octavio Bofill Genzsch, were appointed as independent directors, as provided in Article 50 bis. of Law No. 18,046.

2.- To distribute a dividend equivalent to 30% of the distributable net income for the fiscal year 2022, which represents an aggregate amount of Ch$130,123,237,338, payable to the holders of the 973,517,871,202 validly issued shares of the Bank, who are entitled to receive dividends of Ch$0.1336629158920 per share. In addition, it was approved t that the remaining 70% of the profits to be retained.

The dividends will be available to the shareholders as of from April 25, 2023. In this regard, shareholders who were registered in the Shareholders Registry at midnight on April 19, 2023, will have the right to receive dividends, that is, those who are registered in said registry 5 business days prior to the date of payment.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Banco Itaú Chile